

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2024

Dato' Maznah Abdul Binti Jalil
Chief Executive Officer
Liberty Resources Acquisition Corp.
10 East 53rd Street, Suite 3001
New York, NY 10022

> **Re: Liberty Resources Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 19, 2024**
> **File No. 001-40883**

Dear Dato' Maznah Abdul Binti Jalil:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed January 19, 2024

General

1.   Please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Isabel Rivera at 202-551-3518 or Brigitte Lippmann at 202-551-3713 with any questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Real Estate & Construction

cc: Andrew M. Tucker